TALISMAN

E N E R G Y

TALISMAN ENERGY EXITS GTL PROJECT

Calgary, Alberta, June 28, 2012 – After participating in Sasol Canada's feasibility study for a GTL (gas-to-liquids) facility, Talisman Energy (TSX:TLM) (NYSE:TLM) has decided not to proceed with the next phase of the project.

"After careful consideration, we have concluded that there are better ways to allocate capital in support of our strategy," said John A. Manzoni, President and Chief Executive Officer. "Talisman's immediate focus is to accelerate investment in near-term liquids opportunities, with the goal of increasing liquids and oil-linked gas production to 300,000 barrels a day by 2015. We wish Sasol every success as they evaluate the next phase of this project, and we look forward to continuing a positive relationship in the joint development of our Montney assets."

Talisman was granted the option to participate in the feasibility study as part of the ongoing partnership between Talisman and Sasol that includes two 50 per cent working interests in two natural gas assets and associated infrastructure in Talisman's Montney shale resources in northeast British Columbia. Talisman's decision to exit the GTL project will not impact the upstream partnership.

About Talisman Energy
Talisman Energy Inc. is a global, diversified, upstream oil and gas company, headquartered in Canada. Talisman's three main operating areas are North America, the North Sea and Southeast Asia. The company also has a portfolio of international exploration opportunities. Talisman is committed to conducting business safely, in a socially and environmentally responsible manner, and is included in the Dow Jones Sustainability (North America) Index. Talisman is listed on the Toronto and New York stock exchanges under the symbol TLM. Please visit our website at www.talisman-energy.com.

About Sasol Canada
Sasol Canada is a division of Sasol, a world leader in the commercial production of liquid fuels and chemicals from coal and natural gas. Sasol Canada owns a 50 per cent working interest in two natural gas fields in British Columbia and is pursuing the opportunity to build the country's first gas-to-liquids (GTL) facility to convert natural gas into high-quality transportation fuels. GTL is a proven technology that harnesses clean, abundant natural gas reserves to make diesel, jet fuel and petrochemical feedstocks. Headquartered in Johannesburg, South Africa, Sasol has operations in 38 countries and a workforce of nearly 34,000 worldwide. Sasol is listed on the New York Stock Exchange and the Johannesburg Stock Exchange.

14-12

For further information, please contact:

Media and General Inquiries
Phoebe Buckland, Lead
External Communications
Phone: 403-237-1536 Fax: 403-237-1210
E-mail: tlm@talisman-energy.com

Shareholder and Investor Inquiries
Lyle McLeod, Vice-President
Investor Relations
Phone: 403-237-1020 Fax: 403-237-1902
E-mail: tlm@talisman-energy.com

Advisories

This news release contains information that constitutes "forward-looking information" or "forward-looking statements" (collectively "forward-looking information") within the meaning of applicable securities legislation. This forward-looking information includes, among others, statements regarding: business strategy, priorities and plans; planned investment in near-term liquids opportunities; liquids and oil-linked gas production goals; and other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about possible future events, conditions, results of operations or performance.

The factors or assumptions on which the forward-looking information is based include: assumptions inherent in current guidance; projected capital investment levels; the flexibility of capital spending plans and the associated sources of funding; the successful and timely implementation of capital projects; the continuation of tax, royalty and regulatory regimes; ability to obtain regulatory and partner approval; commodity price and cost assumptions; and other risks and uncertainties described in the filings made by the company with securities regulatory authorities. The company believes the material factors, expectations and assumptions reflected in the forward-looking information are reasonable but no assurance can be given that these factors, expectations and assumptions will prove to be correct. Forward-looking information for periods past 2012 assumes escalating commodity prices. Closing of any transactions will be subject to receipt of all necessary regulatory approvals and completion of definitive agreements.

Undue reliance should not be placed on forward-looking information. Forward-looking information is based on current expectations, estimates and projections that involve a number of risks which could cause actual results to vary and in some instances to differ materially from those anticipated by Talisman and described in the forward-looking information contained in this news release. The material risk factors include, but are not limited to: the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas, market demand and unpredictable facilities outages; risks and uncertainties involving geology of oil and gas deposits; uncertainty related to securing sufficient egress and markets to meet shale gas production; the uncertainty of reserves and resources estimates, reserves life and underlying reservoir risk; the uncertainty of estimates and projections relating to production, costs and expenses; the impact of the economy on the ability of the counterparties to the company's commodity price derivative contracts to meet their obligations under the contracts; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; fluctuations in oil and gas prices, foreign currency exchange rates and interest rates; the outcome and effects of any future acquisitions and dispositions; health, safety and environmental risks; uncertainties as to the availability and cost of financing and changes in capital markets; risks in conducting foreign operations (for example, political and fiscal instability or the possibility of civil unrest or military action); changes in general economic and business conditions; the possibility that government policies or laws may change or governmental approvals may be delayed or withheld; and results of the company's risk mitigation strategies, including insurance and any hedging activities. The foregoing list of risk factors is not exhaustive. Additional information on these and other factors which could affect the company's operations or financial results or strategy are included in Talisman's most recent Annual Information Form. In addition, information is available in the company's other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission. Forward-looking information is based on the estimates and opinions of the company's management at the time the information is presented. The company assumes no obligation to update forward-looking information should circumstances or management's estimates or opinions change, except as required by law.

Production volumes are stated on a company interest basis prior to the deduction of royalties and similar payments. In the US, net production volumes are reported after the deduction of these amounts. US readers may refer to the table headed "Continuity of Net Proved Reserves" in Talisman's most recent Annual Information Form for a statement of Talisman's net production volumes.